UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Home Inns & Hotels Management Inc.

(Name of Issuer)

Ordinary Shares, par value $0.005 per share

(Title of Class of Securities)

G6647N108

(CUSIP Number)

Ctrip.com International, Ltd.

99 Fu Quan Road

Shanghai 200335

People’s Republic of China

Jade Wei +86 21 3406 4880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

SCHEDULE 13D

CUSIP No. G6647N108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ctrip.com International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 14,400,765 ordinary shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 14,400,765 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,400,765 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.25%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 12 Pages

SCHEDULE 13D

CUSIP No. G6647N108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-Travel International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 11,672,065 ordinary shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 11,672,065 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,672,065 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.79%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 12 Pages

SCHEDULE 13D

CUSIP No. G6647N108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ctrip.com (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,728,700 ordinary shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,728,700 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,700 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.46%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 12 Pages

Item 1	Security and Issuer.

This Amendment No. 2 to Schedule 13D is jointly filed by and on behalf of each Reporting Person to amend the Schedule 13D filed December 10, 2008 by such persons with the Securities and Exchange Commission (the “Commission”), as amended and supplemented by Amendment No. 1 thereto filed December 30, 2008 (as amended and supplemented, the “Schedule 13D”), relating to the ordinary shares, par value $0.005 per share (the “Shares”), of Home Inns & Hotels Management Inc., a Cayman Islands company (the “Company”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph to the end thereof:

As further described in Item 4 below, on May 7, 2009, Ctrip entered into a purchase agreement with the Company to purchase an aggregate of 7,514,503 Shares of the Company (the “Purchase Shares”) for an aggregate purchase price of $50 million through private placement (the “Private Placement”) and certain related agreements. Ctrip funded this purchase from its working capital.

Item 4	Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs to the end thereof:

On May 7, 2009, Ctrip and the Company entered into a purchase agreement whereby Ctrip agreed to purchase the Purchase Shares from the Company (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Ctrip agrees, among other things, that

(1) Lock-up

Without the prior written consent of the Company, Ctrip will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any of the Purchase Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Purchase Shares prior to the date 270 days after May 21, 2009, except to a direct or indirect wholly-owned subsidiary of Ctrip.

(2) Standstill

Without the prior written approval of the Company, Ctrip and its affiliates will not, for a period of 180 days from the date of the Purchase Agreement, acquire more than an additional 5% of the total outstanding Shares of Voting Securities (as defined below) of the Company, calculated on a basis that includes all Shares actually outstanding. “Voting Securities” shall mean the Shares (including Shares represented by the Company’s American depositary shares) and any other securities entitled to vote generally for the election of directors of the Company.

Page 5 of 12 Pages

Without the prior written approval of the Company, Ctrip will not, and will use its reasonable efforts to cause its affiliates not to, for a period of 18 months from the date of the Purchase Agreement, directly or indirectly, acting alone or with others, assist, support, encourage, finance, participate with or advise any other person’s or entity’s efforts to:

(i) propose a merger, business combination, tender or exchange offer, share exchange, recapitalization, consolidation or other similar transaction involving the Company or any of its subsidiaries;

(ii) propose or offer to purchase, lease or otherwise acquire all or a substantial portion of the assets of the Company or any of its subsidiaries;

(iii) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act), or act in concert with any person with respect to the securities of the Company or any of its subsidiaries in an attempt to circumvent the provisions of the Purchase Agreement;

(iv) solicit or participate in the solicitation of any proxies or consents with respect to the voting securities of the Company or any of its subsidiaries; or

(v) enter into any substantial discussions or arrangements with any third party with respect to any of the foregoing.

(3) Assignment

Ctrip may assign its rights under the Purchase Agreement to its affiliates without the prior consent of the Company.

In connection with the Purchase Agreement, Ctrip and the Company entered into a registration rights agreement on May 7, 2009 (the “Registration Rights Agreement”), pursuant to which the Company is obligated to file a registration statement with the Commission upon demand by Ctrip, covering the Purchase Shares, the 6,886,262 Shares of the Company held by Ctrip and certain other additional Shares held by Ctrip from time to time.

The foregoing summary descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the Purchase Agreement attached hereto as Exhibit B and the Registration Rights Agreement attached hereto as Exhibit C, which are incorporated in their entirety herein by reference.

Item 5	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting

Page 6 of 12 Pages

Persons is based on 71,413,780 Shares outstanding as at March 31, 2009, as contained in the Company’s First Quarter of 2009 Financial Results on Form 6-K for the first quarter ended March 31, 2009, furnished to the Commission on May 8, 2009, plus the additional 7,514,503 shares registered for the Private Placement.

Since the Reporting Persons’ previous filing on the Schedule 13D on December 30, 2008, the Reporting Persons have purchased an additional 8,213,045 Shares for an aggregate purchase price of $53,204,225 in the open market and through the Private Placement. Details of the transactions are as follows:

Date of Purchase	Number of Shares Purchased	Price Per Share ($)
	Ctrip.com International, Ltd.
	None

	C-Travel International Limited
December 30, 2008	17,260	4.27

December 31, 2008	120,000	4.33

March 10, 2009	17,328	4.07

March 11, 2009	30,724	4.27

March 12, 2009	13,000	4.33

March 13, 2009	37,952	4.49

March 16, 2009	154,278	4.65

March 17, 2009	200,000	4.67

March 25, 2009	8,000	4.74

March 26, 2009	20,000	4.96

March 27, 2009	20,000	5.15

March 30, 2009	30,000	4.79

March 31, 2009	30,000	4.86

May 21, 2009	7,514,503	6.6538

	Ctrip.com (Hong Kong) Limited
	None

Page 7 of 12 Pages

The directors and officers of Ctrip beneficially own an aggregate of 12,631,879 Shares or 16% of the Shares. Except as disclosed in this Statement, no Reporting Person has any contract, arrangement, or understanding of any kind with any of such directors or officers with respect to the Shares, expressly disclaims any direct or indirect beneficial ownership in the Shares owned by such directors and officers, and further disclaims any “group” status with such directors and officers. Such directors and officers expressly disclaim any direct or indirect beneficial ownership in the Shares owned by the Reporting Persons, and further disclaim any “group” status with the Reporting Persons.

Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which it may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

For a discussion of the Purchase Agreement and Registration Rights Agreement, see Item 4 and Exhibit B and C attached hereto, which are incorporated in their entirety herein by reference.

Page 8 of 12 Pages

Item 7	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exh. No.	Document
A	Agreement among Ctrip.com International, Ltd., C-Travel International Limited and Ctrip.com (Hong Kong) Limited dated December 30, 2008

B	Purchase Agreement between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. dated May 7, 2009

C	Registration Rights Agreement between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. dated May 7, 2009

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2009

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

C-TRAVEL INTERNATIONAL LIMITED

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Director

CTRIP.COM (HONG KONG) LIMITED

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Director

Page 10 of 12 Pages

SCHEDULE A

Directors and Executive Officers of Ctrip

Name	Present Principal Occupation	Business Address	Citizenship
James Jianzhang Liang	Co-founder; Chairman of the Board	99 Fu Quan Road, Shanghai, PRC	USA

Min Fan	Co-founder; Chief Executive Officer; Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jane Jie Sun	Chief Financial Officer	99 Fu Quan Road, Shanghai, PRC	USA

Neil Nanpeng Shen	Co-founder; Director	99 Fu Quan Road, Shanghai, PRC	HK SAR, PRC

Qi Ji	Co-founder; Director	99 Fu Quan Road, Shanghai, PRC	Singapore

Gabriel Li	Deputy Chairman of the Board	99 Fu Quan Road, Shanghai, PRC	USA

JP Gan	Director	99 Fu Quan Road, Shanghai, PRC	USA

Suyang Zhang	Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jianmin Zhu	Senior Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Tao Yang	Senior Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Maohua Sun	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

James Lan Tang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Shaw Xiaoliang Ding	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Cindy Xiaofan Wang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Page 11 of 12 Pages

Yuxiang Zhuang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Dongjie Guo	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Directors and Executive Officers of C-Travel

Name	Present Principal Occupation	Business Address	Citizenship
James Jianzhang Liang	Director	99 Fu Quan Road, Shanghai, PRC	USA

Min Fan	Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jane Jie Sun	Director	99 Fu Quan Road, Shanghai, PRC	USA

Directors and Executive Officers of Ctrip (HK)

Name	Present Principal Occupation	Business Address	Citizenship
James Jianzhang Liang	Director	99 Fu Quan Road, Shanghai, PRC	USA

Min Fan	Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jane Jie Sun	Director	99 Fu Quan Road, Shanghai, PRC	USA

Page 12 of 12 Pages